Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included as Exhibit 99.1 to this report on Form 6-K.

In preparing our unaudited condensed consolidated financial statements for the nine months ended September 30, 2015 and 2016, we adopted the new guidance on simplifying the presentation of debt issuance costs issued by the Financial Accounting Standards Board on a retrospective basis. As a result, certain debt issuance costs related to our long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, to a direct reduction of the current and non-current portions of long-term debt, respectively; and certain debt issuance costs related to our revolving credit facilities were reclassified from deferred financing costs, to long-term prepayments, deposits and other assets.

Set forth below are our selected financial data as of December 31, 2011 to 2015, as previously reported in our annual report on Form 20-F for the year ended December 31, 2015 and updated to reflect our retrospective adoption in 2016 of new guidance referred to above.

SELECTED FINANCIAL DATA

	December 31,
	2015	2014	2013	2012	2011
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,611,026	$1,597,655	$1,381,757	$1,709,209	$1,158,024
Bank deposits with original maturity over three months	724,736	110,616	626,940	—	—
Restricted cash	317,118	1,816,583	1,143,665	1,414,664	364,807
Total assets(3)	10,262,309	10,260,780	8,704,286	7,888,543	6,236,131
Total current liabilities(3)	1,211,017	1,315,004	1,235,455	1,718,749	603,119
Total debts(2)(3)	3,815,232	3,730,998	2,424,186	3,135,941	2,292,131
Total liabilities(3)	5,330,450	5,219,110	3,779,304	4,147,787	3,048,479
Noncontrolling interests	592,226	755,529	678,312	354,817	231,497
Total equity	4,931,859	5,041,670	4,924,982	3,740,756	3,187,652
Ordinary shares	16,309	16,337	16,667	16,581	16,531

(1)	Each ADS represents three ordinary shares.
(2)	Includes amount due to a shareholder within one year and current and non-current portion of long-term debt, net of debt issuance costs.
(3)	The amounts have been adjusted for the retrospective application of the authoritative guidance on the presentation of debt issuance costs which was adopted by the Company on January 1, 2016.

RESULTS OF OPERATIONS

Nine Months Ended September 30, 2016 Compared to Nine Months Ended September 30, 2015

The following table sets forth a summary of our consolidated results of operations for the nine months ended September 30, 2015 and 2016. This information should be read in conjunction with our unaudited condensed consolidated financial statements and the related notes included as Exhibit 99.1 to this report on Form 6-K.

	Nine Months Ended September 30,
	2016	2015
	(in thousands of US$)
Net revenues	$3,326,518	$2,916,770
Total operating costs and expenses	(3,079,370)	(2,800,522)
Total non-operating expenses, net	(192,725)	(98,310)
Income tax expense	(4,016)	(765)
Net loss attributable to noncontrolling interests	82,223	100,913

Net income attributable to Melco Crown Entertainment	$132,630	$118,086

Revenues

Our total net revenues for the nine months ended September 30, 2016 were US$3.33 billion, an increase of US$0.41 billion, or 14.0%, from US$2.92 billion for the nine months ended September 30, 2015. The increase in total net revenues was primarily attributable to the net revenues generated by Studio City, which started operations in October 2015, and the increase in casino revenues at City of Dreams Manila, partially offset by lower casino revenues at City of Dreams in Macau and Altira Macau.

Our total net revenues for the nine months ended September 30, 2016 consisted of US$3.08 billion of casino revenues, representing 92.5% of our total net revenues, and US$249.7 million of net non-casino revenues (after deduction of promotional allowances). Our total net revenues for the nine months ended September 30, 2015 comprised US$2.79 billion of casino revenues, representing 95.5% of our total net revenues, and US$130.6 million of net non-casino revenues.

Casino. Casino revenues for the nine months ended September 30, 2016 were US$3.08 billion, representing a US$0.29 billion, or 10.4%, increase from casino revenues of US$2.79 billion for the nine months ended September 30, 2015, primarily due to the casino revenues at Studio City of US$481.7 million, which started operations on October 27, 2015, and an increase in casino revenues at City of Dreams Manila of US$122.3 million, which commenced junket operations in mid-2015, partially offset by a decrease in casino revenues at City of Dreams and Altira Macau of US$204.0 million, or 10.0%, and US$94.5 million, or 22.3%, respectively.

Altira Macau. Altira Macau’s rolling chip volume for the nine months ended September 30, 2016 was US$13.3 billion, representing a decrease of US$5.7 billion, or 30.0%, from US$19.0 billion for the nine months ended September 30, 2015. The rolling chip win rate (calculated before discounts and commissions) was 2.89% for the nine months ended September 30, 2016 and was within our expected level of 2.7% to 3.0%, but represented an increase from 2.70% for the nine months ended September 30, 2015. In the mass market table games segment, mass market table games drop was US$382.0 million for the nine months ended September 30, 2016, representing a decrease of 20.9% from US$482.7 million for the nine months ended September 30, 2015. The mass market table games hold percentage was 18.4% for the nine months ended September 30, 2016, demonstrating an increase from 17.4% for the nine months ended September 30, 2015. Average net win per gaming machine per day was US$93 for the nine months ended September 30, 2016, a decrease of US$8, or 7.9%, from US$101 for the nine months ended September 30, 2015.

City of Dreams. City of Dreams’ rolling chip volume for the nine months ended September 30, 2016 of US$30.3 billion represented a decrease of US$3.6 billion, or 10.6%, from US$33.9 billion for the nine months ended September 30, 2015. The rolling chip win rate (calculated before discounts and commissions) was 2.93% for the nine months ended September 30, 2016 and was in line with our expected range of 2.7% to 3.0%, but decreased slightly from 2.94% for the nine months ended September 30, 2015. In the mass market table games segment, mass market table games drop was US$3.20 billion for the nine months ended September 30, 2016 which represented a decrease of US$0.39 billion, or 10.9%, from US$3.59 billion for the nine months ended September 30, 2015. The mass market table games hold percentage was 35.6% for the nine months ended September 30, 2016, demonstrating an increase from 34.5% for the nine months ended September 30, 2015. Average net win per gaming machine per day was US$355 for the nine months ended September 30, 2016, a decrease of US$62, or 14.9%, from US$417 for the nine months ended September 30, 2015.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the nine months ended September 30, 2016 was US$262, a decrease of US$49, or 15.8%, from US$311 for the nine months ended September 30, 2015.

Studio City. Studio City started operations on October 27, 2015. Mass market table games drop was US$1.8 billion for the nine months ended September 30, 2016 and the mass market table games hold percentage was 23.8% for the nine months ended September 30, 2016. Average net win per gaming machine per day was US$186 for the nine months ended September 30, 2016.

City of Dreams Manila. City of Dreams Manila’s rolling chip volume for the nine months ended September 30, 2016 was US$4.8 billion, representing an increase of US$2.9 billion, or 152.6%, from US$1.9 billion for the nine months ended September 30, 2015. The rolling chip win rate (calculated before discounts and commissions) was 3.38% for the nine months ended September 30, 2016, and increased from 2.44% for the nine months ended September 30, 2015. In the mass market table games segment, mass market table games drop was US$401.5 million for the nine months ended September 30, 2016, representing an increase of 19.8% from US$335.1 million for the nine months ended September 30, 2015. The mass market table games hold percentage was 28.1% for the nine months ended September 30, 2016, demonstrating an increase from 25.9% for the nine months ended September 30, 2015. Average net win per gaming machine per day was US$204 for the nine months ended September 30, 2016, an increase of US$33, or 19.3%, from US$171 for the nine months ended September 30, 2015.

Rooms. Room revenues (including the retail value of promotional allowances) for the nine months ended September 30, 2016 were US$196.0 million, representing a US$57.4 million, or 41.4%, increase from room revenues (including the retail value of promotional allowances) of US$138.6 million for the nine months ended September 30, 2015. The increase was primarily due to the room revenues at Studio City, which started operations on October 27, 2015. Studio City consists of Celebrity Tower and the all-suite Star Tower, which offers approximately 1,600 guest rooms in total. The increase was offset in part by the decrease in room revenues at City of Dreams and Altira Macau due to the declined occupancy and decrease in average daily rate.

The average daily rate, occupancy rate and the revenue per available room (“REVPAR”) of each property are as follows:

	Nine Months Ended September 30,
	2016	2015	2016	2015	2016	2015
	Average daily rate (US$)		Occupancy rate		REVPAR (US$)
Altira Macau	204	212	94%	99%	192	209
City of Dreams	198	200	95%	99%	189	198
Studio City(1)	135	—	97%	—	131	—
City of Dreams Manila	161	200	90%	85%	144	170

(1)	Studio City commenced operations on October 27, 2015

Food, beverage and others. Food, beverage and other revenues (including the retail value of promotional allowances) for the nine months ended September 30, 2016 included food and beverage revenues of US$129.6 million and entertainment, retail and other revenues of US$145.1 million. Food, beverage and other revenues (including the retail value of promotional allowances) for the nine months ended September 30, 2015 included food and beverage revenues of US$89.2 million and entertainment, retail and other revenues of US$76.1 million. The increase of US$109.5 million in food, beverage and other revenues from the nine months ended September 30, 2015 to the nine months ended September 30, 2016 was primarily from Studio City with its attractions including Golden Reel, Batman Dark Flight and The House of Magic, as well as its food and beverage outlets.

Operating costs and expenses

Total operating costs and expenses were US$3.08 billion for the nine months ended September 30, 2016, representing an increase of US$278.8 million, or 10.0%, from US$2.80 billion for the nine months ended September 30, 2015. The increase in operating costs was primarily due to the operating costs at Studio City, which started operations on October 27, 2015, and City of Dreams Manila, partially offset by a decrease in operating costs at City of Dreams and Altira Macau, which was in-line with the decline in gaming volumes and associated lower revenues.

Casino. Casino expenses increased by US$191.9 million, or 9.8%, to US$2.15 billion for the nine months ended September 30, 2016 from US$1.96 billion for the nine months ended September 30, 2015 primarily due to the casino expenses at Studio City and City of Dreams Manila, partially offset by the decrease in gaming tax and other levies and commission expenses at City of Dreams and Altira Macau, which decreased as a result of decreased gaming volumes and associated lower revenues.

Rooms. Room expenses, which represent the costs of operating the hotel facilities were US$25.0 million and US$15.3 million for the nine months ended September 30, 2016 and 2015, respectively. The increase was primarily from the hotel operations in Studio City, which started operations on October 27, 2015.

Food, beverage and others. Food, beverage and other expenses were US$130.1 million and US$75.6 million for the nine months ended September 30, 2016 and 2015, respectively. The increase was primarily due to payroll, performers’ fee and other operating costs associated with Studio City.

General and administrative. General and administrative expenses increased by US$52.3 million, or 19.1%, to US$326.1 million for the nine months ended September 30, 2016 from US$273.7 million for the nine months ended September 30, 2015, primarily due to the general and administrative expenses for Studio City, which opened in October 2015, partially offset by the decrease in general and administrative expenses in other properties as a result of our continuous commitment to control costs.

Payments to the Philippine Parties. Payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”) increased to US$24.5 million for the nine months ended September 30, 2016 from US$12.0 million for the nine months ended September 30, 2015, due to the improvement in gaming operations in City of Dreams Manila.

Pre-opening costs. Pre-opening costs were US$2.2 million for the nine months ended September 30, 2016 as compared to US$115.7 million for the nine months ended September 30, 2015. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. The pre-opening costs were higher in the nine months ended September 30, 2015 due to the commencement of operations of Studio City in October 2015 and the grand opening of City of Dreams Manila in February 2015.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis of US$42.9 million for each of the nine months ended September 30, 2016 and 2015.

Amortization of land use rights. Amortization of land use rights expenses were US$17.1 million and US$48.4 million for the nine months ended September 30, 2016 and 2015, respectively. The decrease was primarily due to the extension of the estimated terms of the land use rights in Macau which went into effect in October 2015.

Depreciation and amortization. Depreciation and amortization expenses were US$354.7 million and US$249.4 million for the nine months ended September 30, 2016 and 2015, respectively. The increase was primarily due to depreciation of assets at Studio City, which started operations on October 27, 2015, partially offset by a decrease in depreciation resulting from the extension of the estimated useful lives of building structures of Altira Macau and City of Dreams which went into effect in October 2015.

Property charges and others. Property charges and others for the nine months ended September 30, 2016 were US$2.8 million, which primarily included the legal and professional fees for assisting in evaluating the capital structure of Studio City and termination costs as a result of departmental restructuring. Property charges and others for the nine months ended September 30, 2015 were US$5.3 million, which primarily included the termination costs as a result of departmental restructuring.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment and other finance fees, foreign exchange gain (loss), net, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$4.2 million for the nine months ended September 30, 2016, as compared to US$10.8 million for the nine months ended September 30, 2015. The decrease was primarily due to lower level of deposits placed at banks during the nine months ended September 30, 2016.

Interest expenses were US$167.4 million (net of capitalized interest of US$21.3 million) for the nine months ended September 30, 2016, compared to US$74.2 million (net of capitalized interest of US$115.6 million) for the nine months ended September 30, 2015. The increase in interest expenses (net of interest capitalization) of US$93.2 million was primarily due to lower interest capitalization of US$94.3 million primarily associated with the cessation of interest capitalization for Studio City since its opening in October 2015.

Other finance costs for the nine months ended September 30, 2016 amounted to US$42.5 million and included US$36.7 million of amortization of deferred financing costs (nil capitalization) and US$5.7 million of loan commitment and other finance fees. Other finance costs for the nine months ended September 30, 2015 amounted to US$31.8 million and included US$26.9 million of amortization of deferred financing costs (net of capitalization of US$5.5 million) and US$5.0 million of loan commitment and other finance fees. The increase in amortization of deferred financing costs compared to the nine months ended September 30, 2015 was primarily due to the cessation of capitalization of amortization of deferred financing costs associated with the opening of Studio City in October 2015 and the increase in amortization of deferred financing costs arising from the refinancing of the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (the “2011 Credit Facilities”) with the credit facilities entered into pursuant to an amendment and restated agreement dated June 19, 2015, in a total amount of HK$13.65 billion (the “2015 Credit Facilities”) in late June 2015. The increase in loan commitment and other finance fees compared to the nine months ended September 30, 2015 was primarily associated with the undrawn revolving credit facility under the 2015 Credit Facilities.

Loss on extinguishment of debt for the nine months ended September 30, 2015 was US$0.5 million, which mainly represented the unamortized deferred financing costs of the 2011 Credit Facilities that were not eligible for capitalization. There was no loss on extinguishment of debt for the nine months ended September 30, 2016.

Costs associated with debt modification for the nine months ended September 30, 2015 were US$0.6 million, which mainly represented legal and professional fees incurred for refinancing the 2011 Credit Facilities with the 2015 Credit Facilities that were not eligible for capitalization. There were no costs associated with debt modification for the nine months ended September 30, 2016.

Income tax expense

Income tax expense for the nine months ended September 30, 2016 was primarily attributable to a lump sum tax payable of US$2.1 million in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders on dividends distributable to them by Melco Crown Macau, Macau Complementary Tax of US$1.7 million and Hong Kong Profits Tax of US$0.8 million, partially offset by a net deferred tax credit of US$0.7 million. The effective tax rate for the nine months ended September 30, 2016 was 7.4%, as compared to 4.3% for the nine months ended September 30, 2015. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax, the effect of changes in valuation allowance, the effect of different tax rates of subsidiaries operating in other jurisdictions and the effect of expenses for which no income tax benefit is receivable for the nine months ended September 30, 2016 and 2015. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippines operations. However, to the extent that the financial results of our Macau and Philippines operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$82.2 million for the nine months ended September 30, 2016, compared to that of US$100.9 million for the nine months ended September 30, 2015, represented the share of the Studio City’s expenses of US$72.8 million and City of Dreams Manila’s expenses of US$9.4 million, respectively, by the respective minority shareholders for the nine months ended September 30, 2016. The period-over-period decrease was primarily attributable to the share of net revenues generated by Studio City and City of Dreams Manila and the decrease in noncontrolling interests’ share of pre-opening costs, partially offset by the increase in the share of Studio City’s operating costs and financing costs as well as the share of City of Dreams Manila’s operating costs during the nine months ended September 30, 2016.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$132.6 million for the nine months ended September 30, 2016, compared to US$118.1 million for the nine months ended September 30, 2015.

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation, Corporate and Others expenses and other non-operating income and expenses, or Adjusted property EBITDA were US$783.3 million and US$695.6 million for the nine months ended September 30, 2016 and 2015, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams, Mocha Clubs and City of Dreams Manila were US$1.8 million, US$553.6 million, US$18.4 million and US$110.1 million, respectively, for the nine months ended September 30, 2016 and US$26.6 million, US$606.3 million US$23.9 million and US$39.9 million, respectively, for the nine months ended September 30, 2015. Studio City started operations on October 27, 2015 and recorded Adjusted property EBITDA of US$99.3 million for the nine months ended September 30, 2016 and negative US$1.0 million for the nine months ended September 30, 2015.

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation and other non-operating income and expenses, or Adjusted EBITDA, were US$700.5 million and US$608.2 million for the nine months ended September 30, 2016 and 2015, respectively.

Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams, Studio City, City of Dreams Manila and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards.

However, Adjusted property EBITDA or Adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and Adjusted EBITDA presented in this report on Form 6-K may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this report on Form 6-K, less reliance should be placed on Adjusted property EBITDA or Adjusted EBITDA as a measure in assessing our overall financial performance.

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income Attributable to Melco Crown Entertainment

	Nine Months Ended September 30,
	2016	2015
	(in thousands of US$)
Adjusted property EBITDA	$783,264	$695,558
Corporate and Others expenses	(82,731)	(87,310)

Adjusted EBITDA	700,533	608,248
Payments to the Philippine Parties	(24,475)	(11,994)
Land rent to Belle Corporation	(2,524)	(2,634)
Net gain on disposal of property and equipment to Belle Corporation	8,134	—
Pre-opening costs	(2,212)	(115,671)
Development costs	(7)	(57)
Depreciation and amortization	(414,744)	(340,681)
Share-based compensation	(14,748)	(15,624)
Property charges and others	(2,809)	(5,339)
Total non-operating expenses, net	(192,725)	(98,310)
Income tax expense	(4,016)	(765)

Net income	50,407	17,173
Net loss attributable to noncontrolling interests	82,223	100,913

Net income attributable to Melco Crown Entertainment	$132,630	$118,086

LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of September 30, 2016, we held cash and cash equivalents, bank deposits with original maturity over three months and restricted cash of approximately US$1,631.4 million, US$92.8 million and US$202.6 million, respectively, and the HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility under the 2015 Credit Facilities remains available for future drawdown, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities.

In addition, under the senior secured project facility dated January 28, 2013 (the “Studio City Project Facility”) (as amended from time to time), we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100.0 million) revolving credit facility. On July 28, 2014, we drew down the term loan facility under the Studio City Project Facility. During the nine months ended September 30, 2016, we repaid HK$302,413,800 (equivalent to approximately US$38.9 million) of the term loan facility under the Studio City Project Facility according to the quarterly amortization schedule, while the entire revolving credit facility under the Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent. On November 30, 2016 (December 1, 2016 Hong Kong Time), Studio City Company Limited (“SCC”), a subsidiary of the Company, repaid the Studio City Project Facility in full (other than HK$1 million rolled over into a term loan facility under the 2021 Senior Secured Credit Facilities (as defined below)) from the net proceeds amounting to US$1,188 million raised through an offering of the US$350 million 5.875% senior notes due 2019 (the “2019 Notes”) and US$850 million 7.250% senior secured notes due 2021 (the “2021 Notes” and together with the 2019 Notes, the “New Studio City Notes”), together with cash on hand. On November 23, 2016, SCC entered into an amendment and restatement agreement with, among others, a lender to, upon the satisfaction of certain conditions precedent, amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities (the “2021 Senior Secured Credit Facilities”) in an aggregate amount of HK$234 million which consist of (i) a HK$233 million revolving credit facility and (ii) a HK$1 million term loan facility. The 2021 Senior Secured Credit Facilities became effective on November 30, 2016 New York Time (December 1, 2016 Hong Kong Time). See “Indebtedness” for more information on our changes in our indebtedness during the period ended and subsequent to September 30, 2016.

In August 2014, we received an indictment from the Taipei District Prosecutor’s Office against the Taiwan branch office of one of our subsidiaries and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws. In January 2013, the same Prosecutor’s Office froze one of such Taiwan branch office’s deposit accounts, which had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen, in connection with the investigation related to this indictment. In October 2015, the Taipei District Court rendered a not guilty verdict in favor of the defendants, on all charges alleging violation of Taiwan banking and foreign exchange laws. The Taipei District Court also lifted the freeze order over such deposit account in October 2015. Such deposit was released from restricted cash in our financial statements upon lifting of the freeze order. In October 2015, the prosecutor appealed the Taipei District Court’s not guilty judgment. In mid-June 2016, the Taiwan High Court dismissed the prosecutor’s appeal, and affirmed the not guilty verdict in favor of the Taiwan branch office and its employees. Following the Taiwan High Court’s decision, the prosecutor has not filed a further appeal, and we understand that the deadline for such appeal has since lapsed under the relevant local statute.

As of September 30, 2016, restricted cash primarily represented (1) the unspent cash proceeds from the offering of the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance (the “Studio City Notes”) and unspent drawdown of the term loan under the Studio City Project Facility, all of which were restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with the terms under the Studio City Notes and Studio City Project Facility; and (2) certain bank account balances required to be maintained in accordance with the Studio City Project Facility and Studio City Notes to serve the interest and principal repayments obligations.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under our various credit facilities and any additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Nine Months Ended September 30,
	2016	2015
	(in thousands of US$)
Net cash provided by operating activities	$904,741	$373,671
Net cash provided by (used in) investing activities	352,482	(805,831)
Net cash used in financing activities	(1,234,890)	(15,327)
Effect of foreign exchange on cash and cash equivalents	(1,912)	(8,484)

Net increase (decrease) in cash and cash equivalents	20,421	(455,971)
Cash and cash equivalents at beginning of period	1,611,026	1,597,655

Cash and cash equivalents at end of period	$1,631,447	$1,141,684

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$904.7 million for the period ended September 30, 2016, compared to US$373.7 million for the period ended September 30, 2015. The increase in net cash provided by operating activities was primarily contributed from an improvement in underlying operating performance as described in the foregoing section and decreased working capital for operations.

Investing Activities

Net cash provided by investing activities was US$352.5 million for the period ended September 30, 2016, compared to net cash used in investing activities of US$805.8 million for the period ended September 30, 2015. The change was primarily due to the net withdrawals of bank deposits with original maturity over three months and the decrease in capital expenditure payments upon Studio City opening in October 2015, partially offset by a smaller decrease in restricted cash in the period ended September 30, 2016. Net cash provided by investing activities for the period ended September 30, 2016 mainly included the net withdrawal of bank deposits with original maturity over three months of US$631.9 million, a decrease in restricted cash of US$114.4 million and proceeds from sale of property and equipment of US$26.2 million, which were offset in part by capital expenditure payments of US$412.5 million, land use rights payment of US$3.8 million and deposits for acquisition of property and equipment of US$3.6 million.

The decrease of US$114.4 million in the amount of restricted cash for the period ended September 30, 2016 was primarily due to the withdrawal and payment of Studio City project costs from bank accounts that are restricted for Studio City project costs in accordance with the terms of the Studio City Notes and the Studio City Project Facility.

The decrease of US$631.9 million in the amount of bank deposits with original maturity over three months was due to the withdrawal upon maturity of the deposits, partially offset by new deposits placed during the period. As of September 30, 2016, we have placed US$92.8 million in bank deposits with original maturity over three months (December 31, 2015: US$724.7 million).

Our total capital expenditure payments for the period ended September 30, 2016 were US$412.5 million. Such expenditures were mainly associated with our development projects, including Morpheus, which is the fifth hotel tower at City of Dreams, as well as enhancements to our integrated resort offerings. We also paid US$3.8 million for the scheduled installment of City of Dreams’ land premium payments during the period ended September 30, 2016.

Net cash used in investing activities for the period ended September 30, 2015 mainly included capital expenditure payments of US$1,017.7 million, net placement of bank deposits with original maturity over three months of US$597.1 million, land use rights payments of US$31.7 million, deposits for acquisition of property and equipment of US$28.6 million and advance payments for construction costs of US$8.6 million, which were offset in part by a decrease in restricted cash of US$857.2 million and the escrow funds refundable to the Philippine Parties of US$24.6 million.

The net decrease of US$857.2 million in the amount of restricted cash for the period ended September 30, 2015 was primarily due to the withdrawal and payment of Studio City project costs from bank accounts that are restricted for Studio City project costs in accordance with the terms of the Studio City Notes and the Studio City Project Facility and the release of US$50.0 million escrow account funds upon the completion of City of Dreams Manila.

The increase of US$597.1 million in the amount of bank deposits with original maturity over three months was due to new deposits placed during the period, partially offset by withdrawals upon maturity of the deposits. As of September 30, 2015, we placed bank deposits of US$707.7 million with original maturity over three months (December 31, 2014: US$110.6 million).

Our total capital expenditure payments for the period ended September 30, 2015 were US$1,017.7 million. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City and City of Dreams Manila. Deposits for acquisition of property and equipment were US$28.6 million for the period ended September 30, 2015, mainly associated with Studio City. We also paid US$24.4 million and US$7.3 million, respectively, for the scheduled installment of Studio City’s and City of Dreams’ land premium payments during the period ended September 30, 2015.

We expect to incur significant capital expenditures for the development of Morpheus at City of Dreams in Cotai, Macau and the future development of the remaining undeveloped land at Studio City. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the periods ended September 30, 2016 and 2015.

	Nine Months Ended September 30,
	2016	2015
	(in thousands of US$)
Macau:
Mocha Clubs	$5,559	$2,133
Altira Macau	2,446	16,701
City of Dreams	285,627	235,596
Studio City	60,666	875,514

Sub-total	354,298	1,129,944
The Philippines:
City of Dreams Manila	3,305	101,685
Corporate and Others	1,361	25,978

Total capital expenditures	$358,964	$1,257,607

Our capital expenditures for the period ended September 30, 2016 decreased from that of the period ended September 30, 2015 primarily due to the completion of Studio City and City of Dreams Manila, net with the increase for the development of various projects at City of Dreams, including Morpheus.

Financing Activities

Net cash used in financing activities amounted to US$1,234.9 million for the period ended September 30, 2016, primarily due to (i) the repurchase of shares for retirement of US$803.1 million; (ii) dividend payments of US$367.1 million; (iii) scheduled repayments of the term loan under the 2015 Credit Facilities of US$11.3 million and the Studio City Project Facility of US$38.9 million and (iv) the payment of legal and professional fees of US$7.7 million primarily incurred for amending the loan documentation for the Studio City Project Facility.

Net cash used in financing activities amounted to US$15.3 million for the period ended September 30, 2015, primarily due to (i) the scheduled repayment of the term loan under the 2011 Credit Facilities of US$64.2 million; (ii) dividend payments of US$53.0 million and; (iii) the payment of debt issuance cost primarily associated with the 2015 Credit Facilities of US$46.8 million, which were offset in part by the net proceeds from the refinancing of the 2011 Credit Facilities with the 2015 Credit Facilities of US$148.3 million.

Indebtedness

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs as of September 30, 2016:

As of September 30, 2016
(in thousands of US$)
Studio City Project Facility	$1,256,819
2013 Senior Notes	1,000,000
Studio City Notes	825,000
2015 Credit Facilities	490,006
Philippine Notes	310,836
Aircraft Term Loan	18,092

$3,900,753

Major changes in our indebtedness during the period ended and subsequent to September 30, 2016 are summarized below.

On November 30, 2016, SCC issued the New Studio City Notes priced at 100%. The New Studio City Notes were listed on the Official List of the Singapore Exchange Securities Trading Limited on December 1, 2016. The New Studio City Notes are senior secured obligations of SCC, rank equally in right of payment with all of SCC’s existing and future senior indebtedness (although any liabilities in respect of obligations under the 2021 Senior Secured Credit Facilities that are secured by common collateral securing the New Studio City Notes will have priority over the New Studio City Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of SCC and effectively subordinated to SCC’s existing and future secured indebtedness that is secured by assets that do not secure the New Studio City Notes, to the extent of the assets securing such indebtedness. The New Studio City Notes are guaranteed by Studio City Investments Limited (“SCI”) and all of its subsidiaries (other than SCC) on a senior basis. The common collateral (shared with the 2021 Senior Secured Credit Facilities) includes a first priority mortgage over any rights under land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2019 Notes and 2021 Notes mature on November 30, 2019 and November 30, 2021, respectively, and bear interest at a rate of 5.875% and 7.250% per annum, respectively, payable semi-annually in arrears on May 30 and November 30 of each year, commencing on May 30, 2017.

The New Studio City Notes include limitations on the ability of SCC, the guarantors of the notes and their respective restricted subsidiaries to, among other things, incur or guarantee additional indebtedness and issue certain preferred stock, make specified restricted payments (including dividends and distribution with respect to shares of SCC) and investments, prepay or redeem subordinated debt or equity, issue or sell capital stock, sell assets, create liens, impair security interests in the collateral, enter into transactions with shareholders or affiliates, and effect a consolidation or merger.

On November 30, 2016 (December 1, 2016 Hong Kong Time), SCC used the net proceeds of US$1,188 million from the offering of the New Studio City Notes, together with cash on hand, to fund the repayment in full of the Studio City Project Facility (other than the HK$1 million rolled over into the term loan facility of the 2021 Senior Secured Credit Facilities as described below).

On November 23, 2016, SCC entered into an amendment and restatement agreement with, among others, a lender to, upon the satisfaction of certain conditions precedent, amend, restate and extend the Studio City Project Facility to provide for the 2021 Senior Secured Credit Facilities in an aggregate amount of HK$234 million which consist of (i) a HK$233 million revolving credit facility (the “2021 Revolving Facility”) and (ii) a HK$1 million term loan facility (the “2016 Term Loan Facility”). The 2021 Senior Secured Credit Facilities became effective on November 30, 2016 (December 1, 2016 Hong Kong Time). The 2021 Senior Secured Credit Facilities mature on the date which is five years after the effective date of the definitive documentation of the 2021 Senior Secured Credit Facilities. The 2016 Term Loan Facility has to be repaid at maturity with no interim amortization payments. The 2016 Term Loan Facility is collateralized by cash collateral equal to HK$1,012,500 (representing the principal amount of the 2016 Term Loan Facility plus expected interest expense in respect of the 2016 Term Loan Facility for one financial quarter). Borrowings under the 2021 Senior Secured Credit Facilities bear interest at HIBOR plus a margin of 4% per annum. The indebtedness under the 2021 Senior Secured Credit Facilities is guaranteed by SCI and its subsidiaries (other than SCC). Security for the 2021 Senior Secured Credit Facilities includes a first priority mortgage over any rights under land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2021 Senior Secured Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants equivalent to those contained in the New Studio City Notes.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties, in particular, Morpheus at City of Dreams in Cotai, Macau and the remaining undeveloped land at Studio City.

We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion plans. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

We commenced expansion of our retail precinct at City of Dreams, the initial phase of which opened in mid-2016 and the remaining phases are expected to open by the end of 2016. We are also developing Morpheus at City of Dreams.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of September 30, 2016, we had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams Manila and City of Dreams totaling US$112.4 million, including advance payments for construction costs of US$8.4 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 12 to the unaudited condensed consolidated financial statements included as Exhibit 99.1 to this report on Form 6-K.